



82-5066

INFORMATION

Vienna, 14 March 2005

Erste Bank: Preliminary 2004 Results are a success on all fronts

SUPPL

"With the preliminary 2004 results, Erste Bank der oesterreichischen Sparkassen AG marks a further milestone in its operational development" commented CEO Andreas Treichl on the excellent performance. "Since 1997 we have recorded an improvement in our results and our return on equity every year. We can justifiably point to 2004 as a record result" continued Treichl. "Erste Bank's consistently strong growth and continuously improving performance in Austria and the Central European markets have been recognised by the financial markets, leading to a market capitalisation which has soared from EUR 2 billion at our IPO to exceed EUR 10 billion. As a result of the good performance, the Managing Board has announced that it will ask the Annual General Meeting to approve a one-third increase in the dividend to EUR 0.50 per share".

PROCESSED
MAR 2 2 2005
THOMSON FINANCIAL

Highlights in figures: [1]

- **Net interest income** was up from EUR 2,586.8 m to **EUR 2,695.5 m** (+4.2%)
- **Net commission income** rose from EUR 996.6 m to **EUR 1,141.1 m** (+14.5%)
- **Operating income** climbed from EUR 3,830.9 m to **EUR 4,087.9 m** (+6.7%)
- **General administrative expenses** increased from EUR 2,460.7 m to **EUR 2,592.9 m** (+5.4%).
- **Operating profit** improved from EUR 1,370.1 m to **EUR 1,495.0 m** (+9.1%).
- **Pre-tax profit** increased from EUR 761.6 m to **EUR 1,061.1 m** (+39.3%).
- **Net profit after tax and minority interests** was up from EUR 353.3 m to **EUR 544.5 m** (+54.1%).
- The **cost/income ratio** improved from 64.2% (end-2003) to **63.4%.**
- **Return on equity** soared from 13.7% (end-2003, cash RoE 16.6%) to **18%.**
- **Total assets** increased from EUR 128.6 bn to **EUR 139.7 bn** (+8.6 %).
- Earnings per share increased from EUR 1.49 (adjusted for the share split; cash earnings per share EUR 1.83) to **EUR 2.28.**
- **Core capital ratio** as at 31 December 2004 was **6.7%** (previous year: 6.3%).

The 9.1% improvement in operating profit to EUR 1,495.0 m was attributable to two positive developments: on the one hand, measures adopted in 2004 to optimise the Group's structure and processes began to take effect, causing a flattening of the cost curve, especially in the final quarter. At the same time, revenues from the bank's core business saw further growth, thanks both to strong demand for banking and insurance products in Central Europe and to the successful and consistent implementation of measures in the Austrian business.

As a result, the Erste Bank Group's **operating income** was 6.7% higher at EUR 4,087.9 m. **General administrative expenses** grew by 5.4% in 2004 to EUR 2,592.9 m.

The cost/income ratio further improved in 2004 to stand at 63.4% at the year end.

Loan loss provisions were, as forecast, unchanged on the previous year at EUR 406.2 m.

[1] When comparing the figures for 2004 with those for the previous year it should be remembered that, since 2004, Erste Bank has adopted IFRS 3 in conjunction with IAS 36 and 38 (goodwill write-offs on pro rata basis no longer apply).

Pre-tax profit for 2004 showed a 39.3% rise to EUR 1,061.1 m, while the return on equity surged ahead from 13.7% - cash ROE 16.6% - in the previous year to 18.0%. The contribution to Group net profit from the Central European subsidiaries increased to 59.2% in 2004, from 53.7% in the previous year.

Dividend and profit sharing

"Our excellent results will benefit not only our employees, who will receive a share of the profits under the new salary scheme, but also our shareholders," declared Reinhard Ortner, CFO of Erste Bank. Hence, the Managing Board will propose that the Annual General Meeting approve payment of a **dividend** of EUR 0.50 per share. This represents a 33.3% increase on the previous year's dividend (EUR 1.50 per share or EUR 0.375 after adjustment for the share split in 2004).

Outlook

Ortner further explained that "given the strong results in 2004, the successful implementation of our Group Architecture Project as well as the excellent positioning as a retail bank in Europe's only growth market, we are confident that we will meet our targets for 2006". The bank´s expectation for 2006 is that Group net profit will reach EUR 750 m and earnings per share will be around EUR 3.11. This gives a target (cash) return on equity of at least 18%, while the cost/income ratio should be no higher than 61% in 2006.
Erste Bank will provide with the presentation of the first quarter 2005 results a more detailed outlook for the year and will elaborate on the Group net profit target for 2005 which, on the strength of the 2004 results, will be at least EUR 600m.

"Having systematically and successfully expanded our home market since 1997, in the years ahead we will be extending our regional focus. We aim to achieve growth in the Central European region in those markets which fit with our existing network and in areas which offer the clients real added value," explained Andreas Treichl, as he outlined Erste Bank's future acquisition plans.

I. Performance in detail

1. Income trend

in EUR million	**Q4 2004**	**Q3 2004**	**Q2 2004**	**Q1 2004**	**2004**	***2003***	***%-Chg***
Net interest income	701.8	676.6	660.2	656.9	2,695.5	*2,586.8*	*4.2*
Loan loss provisions	(99.3)	(110.1)	(88.6)	(108.2)	(406.2)	*(406.4)*	*(0.1)*
Net commission income	289.3	286.6	283.8	281.4	1,141.1	*996.6*	*14.5*
Net trading result	60.3	47.9	45.9	62.4	216.5	*214.6*	*0.9*
General administrative expenses	(642.1)	(659.4)	(649.2)	(642.2)	(2,592.9)	*(2,460.7)*	*5.4*
Insurance business	10.2	11.3	6.9	6.4	34.8	*32.9*	*5.7*
Other operating result	(28.8)	15.6	(35.3)	20.8	(27.7)	*(202.1)*	*86.3*
Pre-tax profit	**291.5**	**268.5**	**223.6**	**277.5**	**1,061.1**	***761.6***	***39.3***
Group net profit	**162.0**	**142.4**	**136.0**	**104.1**	**544.5**	***353.3***	***54.1***

1.1 Operating income

As already mentioned, **operating income** (net interest income, net commission income, trading income and income from insurance business) was 6.7% higher at EUR 4,087.9 m. After adjustment for the first-time consolidation of Postabank, the increase was 3.1%.

Despite a difficult market climate, **net interest income** (consisting of interest in the narrow sense, interest-like earnings and expenses, and income from long-term holdings including subsidiaries) posted a 4.2% increase from EUR 2,586.8 to EUR 2,695.5 m.

The net interest margin, i.e. net interest income as a proportion of average interest-bearing assets (calculated as being total assets less cash reserve, trading assets, tangible assets, intangible fixed assets and other assets) narrowed slightly from 2.30% in the previous year to 2.21% in 2004.

In Austria the unrelenting low interest environment together with the administered building society interest rates resulted in the net interest margin being compressed from 1.9% in 2003 to around 1.8%. The Central European subsidiaries continued to enjoy much higher margins of between 3.5% and over 4.5%.

Net commission income performed very well in 2004, growing by 14.5% from EUR 996.6 m to EUR 1,141.1 m.

Erste Bank Group net commission income

In EUR m	1.1-31.12.2004	1.1-31.12.2003	*Change %*
Lending business	**178.7**	160.1	*11.6*
Payment transfers	**443.7**	384.7	*15.3*
Securities transactions	***303.1***	*248.8*	*21.8*
Of which: Investment funds	***133.6***	*111.2*	*20.1*
Custodial fees	***44.9***	*43.9*	*2.3*
Brokerage	***124.6***	*93.6*	*33.1*
Insurance Business	**61.6**	59.0	*4.4*
FX transactions	**40.9**	50.5	*(19.0)*
Other	**113.1**	93.5	*20.9*
Total	**1,141.1**	**996.6**	***14.5***

Above-average growth rates were achieved in both Central European and Austrian business (up 17.1% and 12.9% respectively), most notably in securities business, payment transfers and leasing. Commission income showed a decline in foreign exchange business.

At EUR 216.5 m Erste Bank managed to improve its **trading result** further on the strong 2003 result of EUR 214.6 m. Besides Erste Bank in Austria, this was mainly thanks to the good performance by Erste Bank Hungary and Slovenská sporiteľňa.

Net income from insurance business[2] posted a very positive performance in 2004, climbing 5.7% higher than the already very good figure for 2003 to EUR 34.8 m. Both s-Versicherung, Austria's market leader in life assurance, and the Group's local providers in the Czech and Slovak Republics were able to strengthen their market positions.

1.2. General administrative expenses

In 2004, total general administrative expenses (personnel expenses, other administrative expenses and depreciation of fixed assets) rose 5.4% from EUR 2,460.7 m to EUR 2,592.9 m. After adjustment for the effect of the first-time consolidation of Postabank, the increase amounted to 2.0%.

[2] The extraordinary inflow realized in the first quarter of 2004 from the sale of our property insurance lines in the Czech Republic (approx. EUR 88 m gross) is not shown here; this is included under 'Other operating income'.

Erste Bank Group general administrative expenses

in EUR million	2004	2003	Change %	ex Postabank	Change %
Personnel expenses	**1,480.4**	1,422.3	*4.1*	1,449.0	*1.9*
Other admin. expenses	**772.2**	691.9	*11.6*	730.3	*5.5*
Sub-total	***2,252.6***	*2,114.2*	*6.5*	*2,179.3*	*3.1*
Depreciation	**340.3**	346.6	*(1.8)*	330.8	*(4.6)*
Total	**2,592.9**	**2,460.7**	***5.4***	**2,510.1**	***2.0***

Austria (incl. Corp. Center & International Business)

in EUR million	2004	2003	Change %
Personnel expenses	**1,070.5**	1,077.2	*(0.6)*
Other admin. expenses	**436.4**	415.1	*5.1*
Sub-total	***1,506.9***	*1,492.3*	*1.0*
Depreciation	**189.0**	201.0	*(6.0)*
Total	**1,695.9**	**1,693.3**	***0.2***

Central Europe

in EUR million	2004	2003	Change %	ex Postabank	Change %
Personnel expenses	**409.9**	345.1	*18.8*	378.5	*9.7*
Other admin. expenses	**335.8**	276.8	*21.3*	293.9	*6.2*
Sub-total	***745.7***	*621.9*	*19.9*	*672.4*	*8.3*
Depreciation	**151.3**	145.6	*3.9*	141.8	*(2.6)*
Total	**897.0**	**767.5**	***16.9***	**814.2**	***6.2***

Personnel expenses showed a 4.1% rise to EUR 1,480.4 m. Some of the rise, resulting most notably from increases in collective policy agreements as well as the newly introduced profit sharing scheme (approx. EUR 7 m) and higher performance related pay, was offset by savings made thanks to the significant reduction in staff numbers.

Changes in staff numbers:

		31.12.2004	31.12.2003
Austria		**14,629**	14,974
Of which cross guarantee savings banks		**6,789**	6,931
International		**21,233**	22,676
Of which	Česká spořitelna	**11,639**	12,420
	Slovenská sporitel'ňa	**5,083**	5,283
	Other CEE subsidiaries	**3,876**	4,635
Total		**35,862**	**37,650**

Other administrative expenses were up 11.6% at EUR 772.2 m. This was due in large measure to the significantly higher VAT rates in some of the central European countries, higher costs resulting from the expansion of Group functions and higher consultancy fees.

Depreciation of fixed assets declined by 1.8% to EUR 340.3 m, in particular thanks to the Bank's restrictive approach to investments in IT.

In 2004, therefore, **operating profit** (i.e. operating income minus general administrative expenses) registered a 9.1% year-on-year increase to EUR 1,495.0 m (+5.1% after adjustment for Postabank).

1.3. Risk provisions

Risk provisions for loans and advances came in as expected unchanged on the previous year's level of EUR 406.2 m. Whereas there was a decrease in the Austrian business, at certain Central European subsidiaries new provisions had to be made following the write-backs of the previous year (made partly due to legal reasons). The increase in provisions was disproportionately large in Hungary, owing to the integration of Postabank.

1.4. Other operating result

Although still negative, **other operating result** posted a considerable improvement from last year's figure of EUR –202.1 m to end 2004 at EUR –27.7 m. The main reasons for this were the discontinuation of goodwill depreciation on a straight line basis (amounting to EUR 81.2 m in 2003) resulting from the adoption of IFRS 3 and a much higher figure for valuation of securities outside of the trading portfolio.

There were several other factors affecting this item in 2004 which more or less compensated each other and hence had little bearing on the overall result. In the first quarter of 2004 the sale of the property insurance business in the Czech Republic generated extraordinary income of approx. EUR 88 m (before tax and minority interests), while late in the year a valuation gain of around EUR 67 m (gross, pre-tax) arose from the sale of the stake in Investkredit AG. However, these two inflows were offset by a EUR 80 m exceptional write-down on impairment of goodwill in respect of savings bank acquisitions, and by extraordinary one-off expenditure relating to provisions for unused IT projects, pending legal cases and valuation measures in connection with real estate and moveable asset projects. In addition, due to a change in Czech law, in 2004 Česká spořitelna was obliged to make much higher payments to local deposit insurance, and these were also shown under this heading.

1.5. Tax situation

The effective tax rate at Erste Bank was 25.8% in 2004 (previous year: 29.4%). As early as the first quarter of 2004 the capitalized taxable assets were depreciated by EUR 20 m (due to the reduction in the Austrian tax rate from 34% to 25% from 1 January 2005, combined with the introduction of Group taxation). All deferred tax items both on the assets and liabilities side in Austria were valued on the basis of the Austria's 25% corporation tax effective from 1 January 2005.

1.6. Group net profit

The **pre-tax profit** for 2004 was up by 39.3 % at EUR 1,061.1 million.

After deduction of **tax** and **minority interests in the annual profit**, the **Group net profit** was EUR 544.5 m, a 54.1% increase on 2003.

Return on equity based on the 2004 Group profit after tax and minority interests was 18%, against 13.7% in the previous year (following the elimination of straight-line goodwill depreciation cash ROE was 16.6% in 2003).

Earnings per share rose from last year's EUR 1.49 (adjusted for the share split) to end 2004 at EUR 2.28 (following the elimination of straight-line goodwill depreciation, cash earnings per share in 2003 amounted to EUR 1.83).

II. Balance sheet developments

in EUR million	31.12.2004	31.12.2003	Change %
Loans and advances to credit institutions	18,236	15,689	*16.2*
Loans and advances to customers	72,722	67,766	*7.3*
Risk provisions for loans and advances	(2,749)	(2,772)	*(0.8)*
Securities portfolio and other financial assets	42,636	39,092	*9.1*
Other assets	8,837	8,800	*0.4*
Total assets	**139,682**	**128,575**	**8.6**

in EUR million	31.12.2004	31.12.2003	Change %
Amounts owed to credit institutions	28,551	25,704	*11.1*
Amounts owed to customers	68,213	64,839	*5.2*
Debts evidenced by certificates	22,935	20,482	*12.0*
Shareholders' equity	3,347	2,791	*19.9*
Other liabilities	16,636	14,759	*12.7*
Total liabilities	**139,682**	**128,575**	**8.6**

The Erste Bank **balance sheet total** rose last year by 8.6% to EUR 139.7 bn.

On the assets side the bank succeeded in boosting **loans and advances to customers** by 7.3% to EUR 72.7 bn. This increase was largely attributable to the Bank's core business, private client and mortgage business, as well as the corporate client business in Central Europe.

New charges to **risk provisions** in 2004 were balanced out by write-backs and write-offs, with the result that this item showed little change year on year at EUR 2,749 m.

The strongest increase was registered by the **AFS portfolio**, which added 23.9% to EUR 9.1 bn, most of this increase coming from listed fixed-interest securities.

Financial assets showed a 9.1% rise to EUR 28.9 bn, mainly due to the expansion of the held-to-maturity portfolio of listed fixed-interest securities as a proprietary investment as well as an increase in the investment portfolio of the Group insurance companies.

On the liabilities side, **customer deposits** increased by 5.2% to EUR 68.2 bn, with savings deposits up 1.7% at EUR 38.0 bn.

As in previous years, 2004 saw a sharp rise in refinancing through the Group's **own securities issues. Debts evidenced by certificates** and **subordinated liabilities** saw combined growth of 11.9% to EUR 22.9 bn.

Shareholders' equity (incl. Group annual net profit) increased by 19.9% or EUR 557 m to approx. EUR 3.3 bn, primarily as a result of the strong results posted in 2004.

The **minority interests** also include the shareholders' equity of those savings banks in the cross-guarantee system in which Erste Bank holds a minority or no shareholding, as well as the hybrid tier 1 issues. The total for this item was 8.7% up at EUR 3.1 bn.

The **own funds of the Erste Bank Group** under the Austrian Banking Act (BWG) amounted to EUR 7,286 million at 31 December 2004 (previous year: EUR 7,009 m). The statutory minimum requirement at that date was EUR 5,594 m, which represents a coverage ratio of approx. 130% (previous year: approx. 132%).

The risk-weighted calculation basis for the Group according to article 22 of the BWG rose by 5.1% to EUR 65.4 m.

The Group's core capital according to the BWG stood at EUR 4,377 m as at 31 December 2004 (previous year: EUR 3,912 m).

This resulted in a **tier 1 ratio** as at the balance sheet date of 6.7%, significantly higher than last year's figure of 6.3%.

The **solvency ratio** was unchanged at 10.7%, still well above the statutory minimum requirement of 8%.

III. Results in the fourth quarter of 2004

The fourth-quarter results were the strongest of 2004.

Group net profit climbed 13.8% from EUR 142.4 m in the third quarter to EUR 162.0 m.

The key reasons for this were a marked increase in **net interest income**, up 3.7% from EUR 676.6 m to EUR 701.8 m, and an impressive result for **trading income** (up 25.9% at EUR 60.3 m).

Net commission income was maintained at the previous quarter's high level (+1.0% at EUR 289.5 m).

As **general administrative expenses** showed a 2.6% fall to EUR 642.1 m (previous quarter: EUR 659.4 m), due principally to the drop in operating expenditure, **operating profit** for the fourth quarter came in at EUR 419.6 m, a good 15.6% higher than in the previous three months. The **cost/income ratio** improved from 64.5% in the third quarter to 60.5% in the final quarter.

There was a slight decrease in **loan loss provisions** (EUR 99.3 m against EUR 110.1 m in the third quarter). In **other operating result** (EUR –28.7 m) the valuation gain from the sale of Investkredit AG in the last quarter of 2004 was offset by one off expenses, leaving no material impact on the results. Overall, the **pre-tax profit** in the fourth quarter was EUR 291.6 m (against EUR 268.5 m in the third quarter), an 8.6% increase.

IV. Segment reporting[3]:

Austria

Earnings on Austrian operations were EUR 215.7 m, significantly higher (+27.9%) than the EUR 168.7 m posted the previous year. This was attributable to a decline in risk provisions (especially in the retail and mortgage segment and the savings banks segment), but also to a strong increase in net commission income (+6.2% to EUR 722.1 m), in particular in business with large corporate clients and in treasury & investment banking. General administrative expenses were significantly lower than in 2003, down from EUR 1,655.6 m to EUR 1,613.0 m (-2.6% or 42.7 m). This was largely due to direct cost-cutting measures in the respective business areas and to significant

[3] When comparing the figures for 2004 with those for the previous year it should be remembered that, since 2004, Erste Bank has adopted IFRS 3 in conjunction with IAS 36 and 38 (goodwill write-offs on a pro rata basis no longer apply). In addition, it should be noted that there will be changes in the valuation methods adopted in connection with the consolidation of our subsidiaries. For this reason, the published results for the individual Group companies cannot be compared with the results in the segment reports on a one-to-one basis. Also, refinancing costs will be allocated to all consolidated companies pro rata according to the book value of the participation.

savings made by the service units in Austria. As a result, the cost/income ratio improved from 67.1% to 65.2%. Return on equity in this segment rose from 10.9% to 12.5%.

Savings banks:
Profit after tax and minority interests rose from EUR 3.1 m to EUR 8.7 m. Risk provisions amounted to EUR 184.5 m, well down on the previous year. Thanks to strict cost discipline, not just in the cross-guarantee system savings banks themselves but also in the service costs assigned to this segment, operating expenditure decreased by EUR 18.7 m (–2.3%) on the same period of 2003. Against this, results for net commission income and trading revenues were lower than in the previous year. It should however be noted that the result for commission income was entirely attributable to changes in billing methods for bank support services, and commissions in core business areas also showed an increase.
The improved other operating result line was due partly to the fact that goodwill depreciation is no longer applied and partly to higher valuation gains on investments available for sale. The cost/income ratio improved slightly to 67.5%, while return on equity rose to 3.6%.

Retail and mortgage
Profits in this segment more than doubled, from EUR 19.8 m in 2003 to EUR 43.7 m in 2004. This was partly a result of savings made by the implementation of cost-cutting measures announced, thanks to which general administrative expenses were cut by EUR 18.2 m (from EUR 653.0 m to 634.8 m). It was also due in part to a pleasing reduction in risk costs (from EUR 132.4 m to EUR 118.9 m), mostly at Tiroler Sparkasse and in the SME business, as planned. The fall in net interest income, as already mentioned in previous quarters, was caused by the legally required interest rate adjustments in the building society business in the first quarter. Operating profit was 13.2% up at EUR 198.6 m (2003: EUR 175.4 m). The cost/income ratio improved to 76.2% from the previous year's 78.8%, while return on equity stood at 5.4%.

Large corporates

Operating profit in the large corporates segment came in 6.8% above the figure for 2003 at EUR 129.3 m. This was largely attributable to a sharp increase in net commission income, particularly in real estate leasing operations (+34% at EUR 71.2 m). Risk provisions showed a year-on-year reduction of more than 14.1%, with project valuations allocated to this segment and included in other operating result producing a net result of EUR –7.7 m. Consequently, the profit contribution from the large corporates segment after tax and minority interests was roughly 2% higher than in 2003. The proceeds from the sale of Erste Bank's stake in Investkredit AG are included in the Corporate Center segment and thus have no influence on the Large corporates results. The cost/income ratio was further reduced to below 40%, while return on equity remained more or less unchanged at 12.8%.

Trading and investment banking
Compared with the previous year, net profit climbed by 17.9% to EUR 107.5 m (2004: EUR 91.2 m). Net interest income decreased from EUR 112.1 m to EUR 102.4 m. This was caused by the general market trend and foreign currency hedging effects. It was partly offset by growth in other operating result thanks to valuation gains in the AFS portfolio. The improvement in net commission income from EUR 41.5 m to EUR 51.7 m was a result of the success of Erste Bank's efforts to sell structured products to banks and institutional investors. Strict cost management was maintained in the fourth quarter, leading to a 7.4% reduction in general administrative expenses on the previous year. As a result, the cost/income ratio improved from 41.5% to 38.7%, and return on equity from 43.5% to 44.8%.

Central Europe:

Česká spořitelna
Compared with the previous year, Group net profit was up EUR 86.8 m or 70.9% at EUR 209.4 m. The 13.5% year-on-year rise in operating profit was due to an 8.3% increase in operating income from EUR 761.4 m to EUR 824.6 m combined with a more modest increase (+5.2%) in general administrative expenses. This item was also significantly affected by the changes to VAT regulations in the Czech Republic. Not only was net interest income boosted by the expansion in credit volume, but there was also a considerable increase – from an already high starting point – in commission income, especially in funds transfer operations and credit card business. This positive trend was replicated in the trading result, particularly in securities business and interest rate derivatives. The improved other operating result was due partly to the fact that goodwill depreciation (2003: EUR 40.2 m) no longer applies and partly to the fact that the 2003 figure was unusually high owing to exceptional write-downs on software and the need to form provisions for process and other risks. There was an increase in risk costs prompted by the fact that the write-back of general reserves (approx. EUR 60 m in 2003) already mentioned in the first quarter no longer applies. Thanks to the very positive earnings trend, the cost/income ratio improved from 62.3% to 60.5% and return on equity from 32.4% to 43.2%.

Slovenská sporiteľňa
Interest income at SLSP (down from EUR 234.7 m to EUR 185.8 m) was significantly affected by the previously mentioned one-off effect at the Slovakian building society PSS in the previous year (resulting in an extraordinary inflow of EUR 36 m). In addition to higher refinancing costs for the acquisition by Erste Bank of a 10% stake in SLSP, the general interest climate in Slovakia – especially with regard to the large securities holdings which SLSP had to take over in the wake of the restructuring prior to the privatisation – was unfavourable, and only part of the decrease could be compensated for, despite growth in lending business.

Thanks to impressive gains in commissions from payment transfer operations (EUR 9.4 m or +28.0%) and lending business (EUR 4.8 m or +41.0%), net commission income was 28.6% higher than in 2003 at EUR 66.4 m. Trading income, most notably from foreign exchange and securities business, also grew notably, gaining 52.8% to EUR 16.5 m.

Despite high inflation and negative exchange rate effects, general administrative expenses were kept more or less stable at 2003 levels thus surpassing the forecast. The fall in operating profit from EUR 139.9 m to EUR 110.2 m was mainly down to the positive impact of the aforementioned one-off item in the previous year. Excluding this item (EUR 36 m), there would be a slight increase in the operating result. The marked improvement under other operating result is attributable to one-off valuation adjustments and provisions made in 2003. Minority interests decreased as a result of the increase of the Erste Bank shareholding in Slovenská sporiteľňa from 70% to 80% in the second quarter of 2004.

On the back of these favourable developments, return on equity rose from 36.5% to 48.8%, while owing to the aforementioned one-off effect in 2003 the cost/income ratio worsened from 52.9% to 59.0%.

Erste Bank Hungary (EBH & Postabank)
Because of the inclusion of Postabank in the accounts from 2004 onwards, it is not possible to draw a meaningful comparison with the figures for 2003. Integration of Postabank into EBH was successfully concluded with the IT link-up in the fourth quarter. The Group results clearly show that, even in this first year, performance was well above expectations. The distinct quarter-on-quarter improvement in the final three months of 2004 is attributable to conservative profit accruals and deferrals following the integration of Postabank in the previous quarters and a repricing effort in Q4 2004.

Erste Bank Croatia

Pre-tax profits showed a 78.1% year-on-year increase to EUR 42.2 m. Thanks to the increased business volume, interest income was up 12.1% at EUR 84.5 m. Commissions – especially in payment transfer business – rose 33.6% to EUR 16.7 m, while trading income was 17.8% up on the previous year's figure at EUR 12.6 m. Strict cost management enabled Erste Bank to improve on its third-quarter forecast that general administrative expenses would be unchanged on the previous year: in fact, this cost item was trimmed by 2.7% to EUR 64.3 m. Group profit at Erste Bank Croatia was slightly (+1.6%) higher at EUR 21.6 m – this despite the fact that no loss carry-forwards appeared in the accounts, unlike in 2003, and the fact that minority interests were higher owing to the transfer of shares to Steiermärkische Bank and Sparkassen AG. Return on equity fell to 17.6% as a result of the increase in allocated equity capital, while the cost/income ratio fell sharply from 67.1% to 56.6%.

International business

The consistently strong performance was sustained in the fourth quarter. Profits were further boosted by the reduction in risk provisions at the New York branch, while stable costs and tax breaks also helped lift earnings from EUR 70.1 m to EUR 93.6 m. The cost/income ratio improved from 20.2% to 19.1%, while return on equity rose from 18.3% to 23.1%.

Corporate Center

The accounts for the Corporate Center show miscellaneous Erste Bank AG items, the auxiliary units, the consolidation, special effects of the goodwill impairment test and the exceptional proceeds of the sale of the property insurance arm of Czech Insurance. The last of these largely explains the increase in minority interests. In addition, the fourth-quarter accounts for this segment show the proceeds of the sale of Investkredit AG in the amount of EUR 50 m (after tax). As already reported in the first quarter, in 2004 taxable assets were subject to a one-off depreciation charge resulting from the reduction in Austrian corporation tax from 34% to 25% from 2005 onwards. This produced a significant increase in the tax charge compared with the previous year.

Detailed Financial Statements are attached

Note: In calculating rates of change, small discrepancies may emerge compared with calculations using unrounded figures.

For further information please contact:
Erste Bank, Investor Relations
A-1010 Vienna, Graben 21, Fax: 0043 (0)5 0100 ext. 13112
Gabriele Werzer, Phone: 0043 (0)5 0100 ext. 11286, e-mail: gabriele.werzer@erstebank.at
Monika Peraus, Phone: 0043 (0)5 0100 ext. 11282, e-mail: monika.peraus@erstebank.at
Isabella Sykora, Phone: 0043 (0)5 0100 ext. 13036, e-mail: isabella.sykora@erstebank.at

This release can also be downloaded from our website under http://www.erstebank.com/investorrelations > Download Centre > Investor Relations News

I. Balance sheet according to IFRS

in EUR m

Assets	31.12.04	31.12.03	+/- %
1. Cash and balances with central banks	2,723	2,549	6.8
2. Loans and advances to credit institutions	15,513	13,140	18.1
3. Loans and advances to customers	72,722	67,766	7.3
4. Risk provisions for loans and advances	(2,749)	(2,772)	(0.8)
5. Trading assets	4,628	5,259	(12.0)
6. Investments available for sale	9,141	7,379	23.9
7. Financial investments	28,867	26,454	9.1
8. Intangible assets	1,823	1,868	(2.4)
9. Tangible assets	1,723	1,814	(5.0)
10. Other assets	5,291	5,118	3.4
Total assets	**139,682**	**128,575**	**8.6**

Liabilities and shareholders' equity	31.12.04	31.12.03	+/- %
1. Amounts owed to credit institutions	28,551	25,704	11.1
2. Amounts owed to customers	68,213	64,839	5.2
3. Debts evidenced by certificates	19,887	16,944	17.4
4. Provisions	7,328	6,366	15.1
5. Other liabilities	6,179	5,514	12.0
6. Subordinated capital	3,048	3,538	(13.8)
7. Minority interests	3,129	2,879	8.7
8. Shareholders' equity	3,347	2,791	19.9
Total liabilities and shareholders' equity	**139,682**	**128,575**	**8.6**

II. Income Statement according to IFRS

	in EUR m	1.1.-31.12.04[4]	1.1.-31.12.03	+/- %
I.	**Net interest income**	**2,695.5**	**2,586.8**	**4.2**
	Risk provisions for loans and advances	(406.2)	(406.4)	(0.1)
	Net commission income	1,141.1	996.6	14.5
	Net trading result	216.5	214.6	0.9
	General administrative expenses	(2,592.9)	(2,460.7)	5.4
	Result from insurance business	34.8	32.9	5.7
	Other operating result	(27.7)	(202.1)	86.3
	Extraordinary result	0.0	0.0	-
II.	**Pre-tax profit for the year**	**1,061.1**	**761.6**	**39.3**
	Taxes on income	(273.8)	(224.2)	22.1
III.	**Profit for the year**	**787.3**	**537.4**	**46.5**
	Minority interests	(242.8)	(184.1)	31.9
IV.	**Net profit after minority interests[5]**	**544.5**	**353.3**	**54.1**

Percentage changes in financial figures between two financial periods may differ slightly from non-rounded rates of change.

[4] Postabank included since 1 January 2004
[5] Net profit after minority interests 2003 including goodwill amortisation

III. Erste Bank Group 2004 - Divisional Reporting (Overview)

TOTAL								
	Austria		Central Europe		International Business		Corporate Centre	
in EUR m	2004	2003	2004	2003	2004	2003	2004	2003
Net interest income	1,607.9	1,622.8	950.9	829.4	150.8	146.8	(14.1)	(12.1)
Risk provisions for loan and adv.	(341.3)	(374.6)	(49.9)	(9.7)	(15.5)	(26.1)	0.6	3.9
Net commission income	722.1	680.2	404.3	345.3	22.5	21.1	(7.9)	(50.0)
Net trading result	117.6	137.1	101.4	71.2	1.7	0.1	(4.2)	6.2
General administrative expenses	(1,613.0)	(1,655.6)	(897.0)	(766.7)	(33.4)	(34.0)	(49.5)	(4.4)
Income from insurance business	26.4	25.9	8.4	10.2	0.0	0.0	0.0	(3.2)
Other operating result	(32.0)	(26.4)	(44.8)	(167.1)	(5.7)	(13.8)	54.8	5.2
Pre-tax profit for the year	**487.8**	**409.4**	**473.2**	**312.6**	**120.4**	**94.1**	**(20.3)**	**(54.5)**
Taxes on income	(113.4)	(128.4)	(107.8)	(78.1)	(26.7)	(24.0)	(25.8)	6.3
Minority interest	(158.7)	(112.3)	(43.3)	(44.7)	0.0	0.0	(40.7)	(27.1)
Net profit after minority interests[6]	**215.7**	**168.7**	**322.1**	**189.7**	**93.6**	**70.1**	**(86.9)**	**(75.3)**
Average risk-weighted assets	46,484.0	44,771.0	13,318.7	10,162.1	6,262.0	6,387.5	405.7	567.3
Average attributed equity	1,731.0	1,549.1	860.8	611.0	404.7	384.0	26.2	34.1
Cost/Income Ratio	**65.2%**	**67.1%**	**61.2%**	**61.0%**	**19.1%**	**20.2%**	**n.a.**	**n.a.**
ROE based on net profit[7]	**12.5%**	**10.9%**	**37.4%**	**31.1%**	**23.1%**	**18.3%**	**n.a.**	**n.a.**
Thereof funding costs	(70.6)	(73.0)	(64.8)	(44.4)	0.0	0.0	(27.7)	(24.5)
Thereof goodwill[8]	(18.7)	(18.5)	(78.6)	(54.4)	0.0	0.0	(8.3)	(8.3)

TOTAL (cont.)		
	Erste Bank Group	
in EUR m	2004	2003
Net interest income	2,695.5	2,586.8
Risk provisions for loan and adv.	(406.2)	(406.4)
Net commission income	1,141.1	996.6
Net trading result	216.5	214.6
General administrative expenses	(2,592.9)	(2,460.7)
Income from insurance business	34.8	32.9
Other operating result	(27.7)	(202.1)
Pre-tax profit for the year	**1,061.1**	**761.6**
Taxes on income	(273.8)	(224.2)
Minority interest	(242.8)	(184.1)
Net profit after minority interests[8]	**544.5**	**353.3**
Average risk-weighted assets	66,470.4	61,888.0
Average attributed equity	3,022.8	2,578.2
Cost/Income Ratio	**63.4%**	**64.2%**
ROE based on net profit[4]	**18.0%**	**13.7%**
Thereof funding costs	(163.1)	(142.0)
Thereof goodwill[5]	(105.6)	(81.1)

[6] 2003 net profit including goodwill amortisation
[7] ROE 2003 including goodwill amortisation
[8] Goodwill 2004 provided for information only

IV. Erste Bank Group 2004 - Divisional Reporting (Details)

AUSTRIA								
	Savings Banks		Retail and Mortgage		Large Corporate Customers		Trading and Investment Banking	
in EUR m	2004	2003	2004	2003	2004	2003	2004	2003
Net interest income	849.6	841.3	516.1	521.8	139.9	147.7	102.4	112.1
Risk provisions for loan and adv.	(184.5)	(198.1)	(118.9)	(132.4)	(37.9)	(44.1)	0.0	0.0
Net commission income	318.8	321.5	280.4	264.1	71.2	53.1	51.7	41.5
Net trading result	18.8	29.3	10.5	16.7	1.2	1.5	87.1	89.6
General administrative expenses	(801.7)	(820.5)	(634.8)	(653.0)	(83.0)	(81.2)	(93.5)	(100.9)
Income from insurance business	0.0	0.0	26.4	25.9	0.0	0.0	0.0	0.0
Other operating result	(11.8)	(22.3)	(5.5)	(2.5)	(7.7)	9.1	(7.0)	(10.8)
Pre-tax profit for the year	**189.1**	**151.3**	**74.2**	**40.5**	**83.7**	**86.1**	**140.8**	**131.5**
Taxes on income	(46.6)	(46.7)	(15.7)	(15.5)	(17.9)	(25.6)	(33.3)	(40.6)
Minority interest	(133.8)	(101.5)	(14.8)	(5.3)	(10.1)	(6.0)	0.0	0.3
Net profit after minority interests[3]	**8.7**	**3.1**	**43.7**	**19.8**	**55.8**	**54.6**	**107.5**	**91.2**
Average risk-weighted assets	22,986.2	22,179.7	12,844.7	12,185.8	6,860.9	6,918.9	3,792.1	3,486.6
Average attributed equity	242.3	190.8	813.8	732.7	434.7	416.0	240.3	209.6
Cost/Income Ratio	**67.5%**	**68.8%**	**76.2%**	**78.8%**	**39.1%**	**40.2%**	**38.7%**	**41.5%**
ROE based on net profit[4]	**3.6%**	**1.6%**	**5.4%**	**2.7%**	**12.8%**	**13.1%**	**44.8%**	**43.5%**
Thereof funding costs	(16.2)	(15.3)	(37.0)	(39.5)	(14.6)	(15.7)	(2.8)	(2.5)
Thereof goodwill[5]	(6.4)	(5.9)	(12.3)	(12.6)	0.0	0.0	0.0	0.0

CENTRAL EUROPE								
	Česká spořitelna		Slovenská sporiteľňa		Erste Bank Hungary[6]		Erste Bank Croatia	
in EUR m	2004	2003	2004	2003	2004	2003	2004	2003
Net interest income	506.6	460.8	185.8	234.7	174.0	58.5	84.5	75.4
Risk provisions for loan and adv.	(15.8)	1.3	0.8	3.3	(30.0)	(7.5)	(4.9)	(6.9)
Net commission income	268.6	252.3	66.4	51.6	52.6	28.8	16.7	12.5
Net trading result	41.0	38.1	16.5	10.8	31.3	11.6	12.6	10.7
General administrative expenses	(498.5)	(474.1)	(158.5)	(157.3)	(175.7)	(69.3)	(64.3)	(66.1)
Income from insurance business	8.4	10.2	0.0	0.0	0.0	0.0	0.0	0.0
Other operating result	3.9	(75.7)	(25.4)	(81.9)	(21.0)	(7.6)	(2.3)	(1.8)
Pre-tax profit for the year	**314.1**	**212.9**	**85.6**	**61.3**	**31.3**	**14.7**	**42.2**	**23.7**
Taxes on income	(92.5)	(75.2)	(7.2)	(5.6)	0.3	(1.7)	(8.5)	4.3
Minority interest	(12.3)	(15.2)	(18.8)	(22.9)	(0.1)	0.1	(12.1)	(6.7)
Net profit after minority interests[3]	**209.4**	**122.5**	**59.6**	**32.7**	**31.5**	**13.2**	**21.6**	**21.3**
Average risk-weighted assets	7,491.5	6,287.5	1,890.2	1,493.2	2,031.2	920.8	1,905.9	1,460.6
Average attributed equity	484.2	378.0	122.2	89.8	131.3	55.4	123.2	87.8
Cost/Income Ratio	**60.5%**	**62.3%**	**59.0%**	**52.9%**	**68.1%**	**70.0%**	**56.6%**	**67.1%**
ROE based on net profit[4]	**43.2%**	**32.4%**	**48.8%**	**36.5%**	**24.0%**	**23.8%**	**17.6%**	**24.2%**
Thereof funding costs	(26.4)	(27.7)	(11.1)	(6.2)	(21.5)	(3.2)	(5.8)	(7.3)
Thereof goodwill[5]	(42.0)	(40.2)	(13.7)	(12.0)	(20.7)	0.0	(2.2)	(2.2)

[3] 2003 net profit including goodwill amortisation
[4] ROE 2003 including goodwill amortisation
[5] Goodwill 2004 provided for information only
[6] Postabank included since 1 January 2004



INVESTOR INFORMATION

Vienna, 14 March 2005

Erste Bank adopts new, forward-looking salary system

The Employer/Employee Negotiation Committee of Erste Bank der oesterreichischen Sparkassen AG has agreed on a new company directive, based on the savings banks' collective contract salary structure, which has been in place since 1 January 2005.

"With this regulation, we are certain that we have the most forward-looking salary system in the Austrian financial sector, one which enables employees to share directly in company profit," commented CEO Andreas Treichl, pleased by the outcome.

"As with the collective contract salary structure, we now have a system which has a clear future, and one that has kept tried and tested aspects of the old scheme. The agreement offers both security and opportunity" said the Head of the Staff Council Günter Benischek. Both added that the new salary system is attractive and flexible, offering performance incentives while meeting the needs of business and employment in the modern world.

"With this new system, we have developed a scheme which is based on three pillars. Alongside basic salary payments, individual performance will also be taken into consideration and thirdly, all Erste Bank Group employees will be able to share in company profit, something that I believe is genuinely revolutionary in Austria," summarised Treichl.

The key components of the system are outlined below:

Basic salary:

- Starting salaries will be increased significantly, but the lifetime earnings curve will be less steep than under the current system. The number of automatic annual pay increments (currently 33) will be reduced to nine salary grades.

Individual performance-related component:

- In future, factors such as employees' efficiency, quality of work, social skills, innovative thinking and specific skills (e.g. foreign languages) of use to the Bank will have a far greater bearing on pay increases.

- All Erste Bank employees will be graded under the new salary system. However, as the Bank recognises that employees have certain expectations, a special dispensation has been agreed. Under this ruling, for a maximum of ten years depending on age employees will continue to receive the same increments as under the old system.

- So-called 'household' allowances will no longer be paid to employees joining on or after 1 January 2005. Instead, Erste Bank will contribute to a fund, which will finance measures intended to help prevent staff health problems.

- The staggered system of holiday entitlement at Erste Bank will end on 31 December 2005 in accordance with the new collective contract agreement, which provides for 31 days' holiday (previously 35).

Profit share scheme:

- This third element of the salary system is completely new. This element marks another significant step in building up the variable side of the salary package, and takes the form of fixed payments in line with market conditions.
- This component of the salary system is activated as soon as the target net profit after minority interests set by the Supervisory Board is exceeded. A fixed percentage is then paid out to the group's workforce of nearly 30,000. Under this regulation, a distribution of 2% is planned for the financial year 2005.
- Due to the excellent 2004 results, this system will be adopted one year ahead of schedule. "For the 2004 financial year, our employees will receive a flat payment from a pool of over EUR 7 million," explained Treichl.

The most significant aspect of the salary reform is the end to automatic increases and therefore a substantial reduction in increases in personnel costs caused by automatic pay rises. However, due to higher starting salaries and the transitional arrangements put in place, the full effect will only be felt in the medium term.

The "definitivum" clause, whereby employees with ten years' service or more cannot have their contracts terminated, was not part of the negotiations. This will now be the subject of separate discussion with the relevant associations and trade unions.

For further information please contact:
Erste Bank, Investor Relations
A-1010 Vienna, Graben 21, Fax: 0043 (0)5 0100 ext. 13112
Gabriele Werzer, Phone: 0043 (0)5 0100 ext. 11286, e-mail: gabriele.werzer@erstebank.at
Monika Peraus, Phone: 0043 (0)5 0100 ext. 11282, e-mail: monika.peraus@erstebank.at
Isabella Sykora, Phone: 0043 (0)5 0100 ext. 13036, e-mail: isabella.sykora@erstebank.at

This release can also be downloaded from our website under http://www.erstebank.com/investorrelations > Download Centre > Investor Relations News